Filed by NYSE Euronext, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: NYSE Group, Inc. (Commission File No. 001-32829) Euronext N.V.

November 17, 2006

On November 17, 2006, the Wall Street Journal published the following interview with John A. Thain, Chief Executive Officer of NYSE Group, Inc.:

Thain Engineers Change at NYSE Big Board's Chief Aims to Expand Stock Market's Global Reach While Altering Culture at Home By AARON LUCCHETTI November 17, 2006; Page C1

As a child, John Thain assembled a Heathkit radio for his mother that works to this day.

These days the chief executive of NYSE Group Inc. has a new project: Bringing the 214-year-old New York Stock Exchange into the electronic age and expanding its reach into foreign lands. Just this week he came one step closer to inking a deal to buy Euronext NV when rival bidder Deutsche Börse AG dropped out of the race. Euronext owns exchanges in Paris, London and Amsterdam. In 2005, Mr. Thain orchestrated the purchase of electronic-exchange-operator Archipelago Holdings Inc., which has forced a lower share of trading by humans at the floor-based NYSE.

The 51-year-old Mr. Thain, son of an Antioch, Ill., doctor, graduated from the Massachusetts Institute of Technology in 1977 with a degree in electrical engineering. He joined the NYSE in early 2004 from investment bank Goldman Sachs Group Inc., where he was president.

The transition was difficult. The then closely held NYSE was often compared to a bureaucracy. Since taking over he has transformed the once-clubby institution into a publicly traded company.

The college wrestler who remains a trim 175 pounds, only 17 pounds above his onetime competition weight, says he still has more to do. He plans to continue to expand, into countries like India and into trading of derivatives products like futures.

He recently sat down in his sixth-floor Lower Manhattan office, a Diet Coke in hand, to discuss the next steps for the NYSE, the environment for companies raising money in the U.S., and the steps he took to lose weight for his wrestling bouts. (Excerpts follow.)

WSJ: Why couldn't Deutsche Börse complete a merger with Euronext?

Mr. Thain: They have a different business model. Euronext outsources its technology. Deutsche Börse believes its proprietary technology is one of its advantages. There were significant antitrust issues. And the management teams did not get along. You really can't have a merger where the managements can't work together.

WSJ: Now that Deutsche Börse is out of the running, is your deal with Euronext a done deal?

Mr. Thain: There are a series of hurdles. We need regulatory approval and the approval of shareholders. Am I confident? Yes. But I wouldn't characterize it as a done deal.

WSJ: What do you plan to do next?

Mr. Thain: The [next] piece is Asia. You saw the CEO of the Tokyo Stock Exchange talking about linkages with NYSE Euronext. There will be opportunities in India and, ultimately, in China. The Asian pieces will probably take the form of investments rather than outright mergers.

WSJ: How do you prioritize among the big emerging markets?

Mr. Thain: Opportunities in India will come sooner because the government will be more receptive. At the moment, we would not be permitted to own pieces of either an Indian exchange or the China exchanges. But the rules in India are going to change quite soon. China has been focusing on its banks. After they're done with their banking system, they will start to focus on their financial markets.

WSJ: Are U.S. deals a priority?

Mr. Thain: We're not going to want to stay at a 10% market share in [stock] options. We'll grow our market share given our new options-trading platform.

WSJ: How would NYSE Euronext win more international listings?

Mr. Thain: A certain number of companies that list here will also want to list on Euronext. For those international companies that don't want to access the U.S. market, our combined brands and marketing efforts will help Euronext compete with London.

WSJ: When should NYSE Group investors expect to see another deal?

Mr. Thain: Our main focus is going to be making sure we're delivering both on the revenue side and the expense side of Euronext. The integration process will take a couple of years. People won't remember that these were such great ideas if we don't manage them well.

WSJ: What are some of the new products that could come out of the Euronext deal?

Mr. Thain: Between the two of us we have 80 of the largest 100 companies in the world listed. And so I think we could create a new index. We could create a new futures contract. We could create a new exchange-traded fund, all based upon those global companies. There's a lot of interest from U.S. investors to have a broader exposure into Europe, as well as European investors into the U.S.

WSJ: The NYSE Euronext Board would have 22 people. Is that too big?

Mr. Thain: If you were constructing a board, you wouldn't make it 22. But nobody wants to leave the board. Over time, through attrition, we'll let the board shrink.

WSJ: How far along are you in diversifying the NYSE's business?

Mr. Thain: We're diversifying geographically, by currency and by marketplace, and then we're also diversifying product-wise. We started with Archipelago. Before that, we only traded New York-listed stocks. With Archipelago, we picked up a significant position in the over-the-counter market. Actually, Archipelago's market share the other day was over 30%.

We picked up a significant position in the options market. We picked up a much stronger position in exchange-traded funds, which have been growing very, very quickly. We have about a 43% market share in exchange-traded funds. We're going to rebuild our bond trading platform.

And then when we get to Euronext, we further diversify our products, and, of course, we get into the European (stock trading) business. They also have an options business, which fits nicely with ours. And then we get into the futures business. It's a great business. It actually has better margins. It has better growth characteristics.

And Euronext owns 50% of MTS, which is the European bond trading system. So the ability to trade the entire balance sheet of a company, whether it's the shares or the options or the bonds, makes a lot of sense.

At some point, we may see a further development in single-stock futures as well. But that full range of products is also part of the business strategy. So three to five years from now, I think we'll be global, and we'll have a much broader mix of products.

WSJ: Before arriving at the NYSE you were president of Goldman Sachs. Do you miss the firm?

Mr. Thain: I miss the people. You really don't realize how much easier things are when you're surrounded by so many really talented people. It was a great place to learn how to manage, because it was always consensus driven.

WSJ: When you left Goldman, you put your stock in a blind trust. How has that worked?

Mr. Thain: Well, I don't know if I hold any shares. Three trustees manage it, and they don't talk to me. I'm not allowed. So I don't have any idea what they did with it. When I started at Goldman, I had zero money. Of course, I made a lot of money, and to then take everything you've made over 25 years and give it to three people and say, 'OK, I hope you do a good job.' It's a very odd thing.

WSJ: How much do you keep in touch with the guys from Goldman? Did you go to former Goldman CEO Hank Paulson's recent going-away party?

Mr. Thain: No. You know, it's funny. When you're not there, you're really not there.

WSJ: What was your biggest challenge at the NYSE?

Mr. Thain: There are so many different constituencies here. None of them agreed to the direction. And most of them didn't work for me so I couldn't just tell them what to do.

WSJ: How bureaucratic was the NYSE?

Mr. Thain: When I first got here, someone brought me a form to hire a secretary five layers down in the organization. I said: 'Why is this coming to me?' You can't run a company where every single hire has to come to me. Pushing the decision making deeper into the organization was an important cultural change.

WSJ: Will the trading floor disappear?

Mr. Thain: We'll adjust the space of the floor to the demand. Will the floor shrink? Yes, probably. But I continue to believe there will be a big, active floor because the floor adds value to how stocks trade.

WSJ: There is a plan on the table to merge parts of NYSE Regulation with the National Association of Securities Dealers. What do you say to those who say this will result in less regulation and will hurt investors?

Mr. Thain: I don't think that's true at all. Eliminating unnecessary and duplicative regulation is good for investors, because, in the end, it reduces the expense. I think we're very close.

WSJ: Is there too much regulation now?

Mr. Thain: The basic part of Sarbanes-Oxley was good. Boards are more in charge. The competition between regulators and the state attorneys general is not good. We need to move back more from the attitude of which policeman can write the biggest ticket to more of a let's fix the problems and if there are individuals who break the law, let's put them in jail.

WSJ: Would a partial merger of NASD and NYSE Regulation help NYSE's bottom line?

Mr. Thain: Not really. Will it save some costs? Yes. But that will basically inure to the benefit of [brokerage] firms. I don't think it has any immediate benefit for NYSE stock.

WSJ: It would make it easier for analysts who complain about the unpredictable fine income that makes NYSE's quarterly earnings tougher to forecast.

Mr. Thain: It will eliminate that.

WSJ: How has the rollout been going on your expanded electronic trading?

Mr. Thain: It's actually going extremely well. We now have a little over 200 stocks. Over 90% of the trades are auto-execution, but the brokers on the floor are included in that total. The brokers on the floor are continuing to participate about the same as they always have. So their electronic tools are working. The bid-ask spread is tighter. The liquidity at the best bid and best offer is greater by about 30%, and the percentage of time that either we set or match the national best bid or best offer is up significantly.

WSJ: How did studying engineering prepare you for expanding electronic trading?

Mr. Thain: I do like to understand how things work. I spent a lot of time on the floor really understanding the bottlenecks. Some people down there are doing 40,000 keystrokes a day. They're the constraint. That keystroke volume is now down over 50% [for stocks with expanded electronic trading]. Our market share is up two percentage points. We're basically making a better market.

WSJ: Are you finding the smaller stocks need the services of floor traders more than large stocks do, as many people predicted when hybrid was starting to roll out?

Mr. Thain: It's too early to tell. I continue to think that would be the case, but you can't really see that yet. And maybe it's just because of the nature of the stocks -- 200 stocks really isn't that many yet. So I think we have to wait and see.

WSJ: What lessons did you learn from wrestling on your college team?

Mr. Thain: Wrestling requires a great degree of discipline. You have to maintain or cut weight. When you have to lose weight, you wear a sweat suit and then, on the outside, a rubber suit that has elastic at the wrists. When you really have to lose weight, you do exercises in your rubber suit.

WSJ: How does the Democratic victory in the recent election affect U.S. competitiveness and your listing business?

Mr. Thain: You have to be specific about what keeps companies from coming here. On Section 404 of Sarbanes Oxley, I don't think the change in Washington will impact that. It doesn't require legislation to change it. So that process is well underway, which is good. We also need tort reform, and the change in Congress probably makes that less likely, but we really didn't get much even when we had a Republican Congress. So net-net, I'm a little more pessimistic, but not a lot.

WSJ: Would you want to work in Washington one day?

Mr. Thain: People ask me that sometimes. I'm happy doing what I'm doing. This is keeping me very busy. So who knows? It would be very difficult to leave in the short term.

WSJ: You took a big pay cut to work at the NYSE because it was a way to give something back to the financial markets. Has that dynamic changed now that NYSE is a for-profit company?

Mr. Thain: I still don't really do it for the money. The NYSE is still a very important part of the U.S. and world financial system. Obviously, there's more ability to participate in the growth of the exchange and what will hopefully be stock price appreciation.

WSJ: Do you like going up to the podium to ring the opening and closing bell each day with corporate executives and other Big Board guests?

Mr. Thain: The ability to kick off a $23 trillion market -- companies love that. Participating in that and meeting the companies is fun. So it's an important part of the job. I don't do it myself every day, I spread it out more, but it is still, an important part of the overall marketing experience

WSJ: Is that guitar in your office here from a bell ringing?

Mr. Thain: The guitar is from Jimmy Page. He records for Warner Music, and so the morning of Warner Music's listing, they put a whole series of amplifiers up on the bell podium, and Jimmy Page took a section out of "Whole Lotta Love," and he timed his playing the guitar, and lined it up so that his last chord ended right when the bell rang. And he's a very nice, interesting guy to talk to. He's not somebody who I would normally ever get a chance to meet.

That was a great one, but I'll tell you another one. We listed this company, New Oriental, and it's a Chinese company, and it's a kind of a combination of Berlitz and Stanley Kaplan. Basically, they teach English to Chinese, and then they teach test prep courses. And the guy who started this company used to be a professor at Peking University, and he worked there for $12 a month. He created this company that today is probably worth a billion dollars. Here's a guy who was working for $12 a month, and is now worth hundreds of millions of dollars.

WSJ: When was the last time you saw Dick Grasso?

Mr. Thain: Well, I haven't really seen him for a long time. He has made comments about business strategy which have been very supportive. When we announced Archipelago, he made some comments that were supportive. When we announced Euronext, he made some comments that were very supportive. So of the big, strategic transactions, he made positive comments.

WSJ: You are drinking Diet Coke. How many have you had today?

Mr. Thain: It wouldn't be good for me to count. My doctor would prefer I drink less. But, you know, no one is perfect.

Write to Aaron Lucchetti at aaron.lucchetti@wsj.com

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Cautionary Note Regarding Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. NYSE Group, Inc. ("NYSE Group"), Euronext N.V. ("Euronext") and NYSE Euronext, Inc. ("NYSE Euronext") caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving NYSE Group and Euronext, including estimated revenue and cost synergies, NYSE Euronext's plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NYSE Group's and NYSE Euronext's filings with the U.S. Securities Exchange Commission (the "SEC"), including NYSE Group's Report on Form 10-K for the fiscal year ending December 31, 2005 which are available on NYSE Group's website at http://www.nyse.com and the SEC's website at SEC's Web site at www.sec.gov. and in Euronext's filings with the Autoriteit Financiële Markten (Authority for the Financial Markets) in The Netherlands, including its annual report and registration document for 2005, which is available on Euronext's website at http://www.euronext.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information About a Pending Transaction

In connection with the proposed business combination transaction between NYSE Group and Euronext, a newly formed holding company, NYSE Euronext, has filed with the SEC a Registration Statement on Form S-4 (File No. 333-137506) (the "S-4") that includes preliminary versions of the following documents: a proxy statement of NYSE Group, a shareholder circular of Euronext, and an exchange offer prospectus, each of which constitutes a prospectus of NYSE Euronext. The S-4 has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC. Following the S-4 being declared effective by the SEC, NYSE Group intends to mail the final proxy statement/prospectus to its shareholders and Euronext intends to mail the final shareholder circular/prospectus and final exchange offer prospectus to its shareholders.

Such final documents, however, are not currently available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS, SHAREHOLDER CIRCULAR/PROSPECTUS AND EXCHANGE OFFER PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION, IF AND WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

You may obtain a free copy of the S-4 and the final proxy statement/prospectus, shareholder circular prospectus, and exchange offer prospectus, if and when such documents become available, and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC's Web site at www.sec.gov. The final proxy statement/prospectus, shareholder circular/prospectus, and exchange offer prospectus, if and when they become available, and the other documents may also be obtained for free by accessing NYSE Group's Web site at http://www.nyse.com.

NYSE Group, Euronext and their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Group stockholders in respect of the pro-

posed business combination transaction. You can find information about NYSE Group's executive officers and directors in NYSE Group's definitive proxy statement filed with the SEC on April 11, 2006. You can obtain free copies of these documents and of the final proxy statement/prospectus, if and when it becomes available, from NYSE Group by contacting its investor relations department. Additional information regarding the interests of such potential participants have been included in the S-4 and will be included in the final proxy statement/prospectus, if and when it becomes available, and the other relevant documents filed with the SEC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.